EXHIBIT D 3.1.2



                                       STATE OF NEW HAMPSHIRE

                                          BEFORE THE

                                   PUBLIC UTILITIES COMMISSION




                                           DOCKET NO. DE 99-099

                                PSNH RESTRUCTURING SETTLEMENT AGREEMENT





                                       MOTION FOR FINDINGS OF FACT
                                             AND FOR
                                       ISSUANCE OF FINANCE ORDER












JUNE 23, 2000




                                     STATE OF NEW HAMPSHIRE

                                         BEFORE THE

                                 PUBLIC UTILITIES COMMISSION


                                  DOCKET NO. DE 99-099

                      PSNH RESTRUCTURING SETTLEMENT AGREEMENT


                              MOTION FOR FINDINGS OF FACT
                                             AND FOR
                              ISSUANCE OF FINANCE ORDER


Pursuant to RSA 541-A:35, RSA Chapter 369-B and the Commission's procedural letter dated June 12, 2000 (the "Procedural Letter"), Public Service Company of New Hampshire ("PSNH") moves for certain findings of fact and for issuance of a finance order for the purpose of authorizing securitization of certain costs via the issuance of rate reduction bonds (the "RRBs"). In support of this Motion, PSNH provides the following information:

I.	INTRODUCTION

The securitization by PSNH of certain of its stranded costs as contemplated by (i) RSA Chapter 369-A, (ii) 1999 N.H. Laws 289, (iii) the "Agreement to Settle PSNH Restructuring" dated August 2, 1999 (the "Original Settlement Agreement"), entered into by and among the Governor of New Hampshire, her Office of Energy and Community Services, the Office of the Attorney General, Staff of the New Hampshire Public Utilities Commission (the "Commission"), PSNH, and Northeast Utilities, (iv) the Commission's Order No. 23,443 dated April 19, 2000 with respect to the Original Settlement Agreement (the "First Settlement Order"), (v) RSA Chapter 369-B, and (vi) the "Agreement to Settle PSNH Restructuring" dated August 2, 1999, conformed as of June 23, 2000 (the "Conformed Settlement Agreement"), submitted by PSNH and the other parties to the Original Settlement Agreement to the Commission pursuant to the Procedural Letter, will require the prior approval by the Commission in the form of a finance order (the "Finance Order"). The Finance Order must contain provisions that maximize the likelihood of achieving "triple-A" ratings on the RRBs and enhance the marketability of the RRBs. Accordingly, a detailed description (the "Transaction Description") of PSNH's proposed RRB transaction (the "RRB Transaction"), together with requested findings (the "Findings") and orders and approvals (the "Orders and Approvals") are set forth below.

Pursuant to RSA 541-A:35 and RSA Chapter 369-B, PSNH proposes that, in the Finance Order, the Commission, among other things:

(i)	approve the issuance of RRBs in an amount not greater than $573 million;

(ii)	establish the charge from which the RRBs will be repaid (the "RRB
Charge"), the calculation of which is described in the testimony of Michael
J. Mahoney included with the Original Settlement Agreement (Phase I Exhibit
4) and the testimony of Mark A. Englander included with the Original Settlement Agreement (Phase I Exhibit 6) (the "Englander Testimony"), and the collection of which from retail customers through the proposed Retail Delivery Tariff is described in the joint testimony of Gary A. Long and Stephen R. Hall included with the Original Settlement Agreement (Phase I
Exhibit 3);

(iii)	approve the organization and capitalization of a special purpose financing entity, to which the RRB Charge and other related rights (the "RRB Property") will be sold;

(iv)	provide for the periodic adjustment of the RRB Charge via a true-up mechanism described herein and in the Englander Testimony;

(v)	approve the general structure of the RRB Transaction and terms of the
RRBs, as described herein, including the proposed use of proceeds, as described in the testimony of David R. McHale included with the Original Settlement Agreement (Phase I Exhibit 5) and subsequent testimony provided by Mr. McHale on this topic;

(vi)	approve the servicing of the RRB Charge by PSNH, as the initial servicer for the RRB Property, or any successor servicer, under a servicing agreement;
(vii)	declare that the Finance Order shall be irrevocable as provided in
RSA Chapter 369-B;

(viii)	find the RRB Charge to be just and reasonable; and

(ix)	find and declare the issuance of the Finance Order to be consistent with the public good.

II.	PSNH'S REQUESTED TRANSACTION DESCRIPTION

PSNH respectfully requests that the Commission include in the Finance Order the Transaction Description that is set forth in Attachment A to this Motion.

III.	PSNH'S REQUESTED FINDINGS

PSNH respectfully requests that the Commission make in the Finance Order the Findings that are set forth in Attachment B to this Motion.

IV.	PSNH'S REQUESTED ORDERS AND APPROVALS

PSNH respectfully requests that the Commission include in the Finance Order the Orders and Approvals that are set forth in Attachment C to this Motion.

V.	CONCLUSION

PSNH respectfully requests the Commission to adopt, as part of the Finance Order, the Transaction Description, the Findings, and the Orders and Approvals set forth above, all of which are necessary for PSNH to successfully implement the securitization proposed under the Conformed Settlement Agreement and to achieve the rate reduction required thereby.






June 23, 2000
Respectfully submitted,

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
By:	/s/ Robert A. Bersak
Robert A. Bersak
Assistant Secretary and Assistant General Counsel

Certification of Service
I hereby certify that copies of this Motion have been served this day upon parties granted full intervenor status in this docket.



/s/ Robert A. Bersak
Robert A. Bersak


TRANSACTION DESCRIPTION

Public Service Company of New Hampshire ("PSNH") respectfully requests that the New Hampshire Public Utilities Commission (the "Commission") include in the finance order (the "Finance Order") the following detailed description of the rate reduction bond transaction (the "Transaction Description").

A.	The Original Settlement Agreement and the First Settlement Order

The "Agreement to Settle PSNH Restructuring" dated August 2, 1999 (the "Original Settlement Agreement"), was entered into by and among the Governor of New Hampshire, her Office of Energy and Community Services, the Office of the Attorney General, Staff of the Commission, PSNH, and Northeast Utilities to provide a resolution of all major issues pertaining to PSNH in the electric industry restructuring proceeding of the Commission in Docket No. DR 96-150, as well as in the other dockets and pending litigation described in
Section XV of the Original Settlement Agreement. The General Court, in RSA 369-A:1, III, recognized, and the Original Settlement Agreement contemplated, that securitization would be a useful tool for lowering retail customers' bills. The parties to the Original Settlement Agreement believed that the issuance of rate reduction bonds ("RRBs") would reduce the carrying charge associated with stranded costs. By so reducing the carrying charge, the parties believed that PSNH retail customers would realize a net savings, reflected in a lower stranded cost recovery charge (the "SCRC") than would be required to recover the stranded costs if enabling legislation authorizing the securitization of stranded costs and this Finance Order were not adopted. The parties indicated that securitization was expected to account for a material portion of the rate reduction that would be achieved upon the Original Settlement Agreement's implementation.

Accordingly, the parties to the Original Settlement Agreement agreed to support legislation that would allow PSNH to securitize a portion of its stranded costs by issuing RRBs. The parties acknowledged that securitization of stranded costs was a pivotal element of the settlement, and that the successful completion of the proposed RRB issue was a condition to implementing the Original Settlement Agreement.

The Original Settlement Agreement also provides that the New Hampshire State Treasurer, or other State official designated by the State Treasurer, shall have oversight over the terms and conditions of the RRB issue, including, but not limited to, tax aspects and such other arrangements to which the parties to the Original Settlement Agreement may mutually agree, to assure that PSNH exercises fiscal prudence, and achieves the lowest overall cost for the RRBs.

The parties to the Original Settlement Agreement proposed the issuance of $725 million of RRBs to securitize a like amount of the following stranded costs(1):

Seabrook Over-Market Generating Assets (NAEC)                $506 million
Millstone 3 Over-Market Generating Assets                      84 million
Acquisition Premium                                            74 million
Acquisition Premium - FAS 109                                  44 million
Financing Costs                                                17 million
Total                                                        $725 million


Footnote 1
	The first two assets listed above - Seabrook Over-Market Generating Assets (NAEC) and Millstone 3 Over-Market Generating Assets - are amortizing assets. The amount shown for each such asset is its estimated balance as of January 1, 2000, as set forth in the Original Settlement Agreement. The amount shown for the fifth asset listed above - Financing Costs - is the parties' agreed-upon maximum amount of financing costs to be securitized pursuant to the Original Settlement Agreement. In accordance with the Original Settlement Agreement, the amounts of the third and fourth assets listed above - Acquisition Premium and Acquisition Premium - FAS 109 - are measured as the difference between $725 million and the amount of the other three assets listed. Thus, in accordance with the Original Settlement Agreement, these amounts would increase as the amount of each of the first two amortizing assets decreases, and would also increase if the actual amount of financing costs is less than $17 million, so that the total amount to be securitized would remain equal to $725 million.

In its Order No. 23,443 dated April 19, 2000 with respect to the Original Settlement Agreement (the "First Settlement Order"), the Commission approved the Original Settlement Agreement, with several modifications. Among other things, the Commission, after careful examination of the record, found that securitization would offer significant cost savings to PSNH's customers. However, as described in the First Settlement Order, the Commission also found that, when securitized, the net book balances of the four stranded assets proposed to be securitized - Seabrook Over-Market Generating Assets
(NAEC), Millstone 3 Over-Market Generating Assets, Acquisition Premium, and Acquisition Premium - FAS 109 - will be approximately $37 million less than the balances assumed and proposed to be securitized in the Original Settlement Agreement, as set forth above. Accordingly, the Commission found that the total level of securitization should be reduced by $37 million, and approved a securitization level of $688 million, including up to $17 million for financing costs.(2)

Following the issuance of the First Settlement Order, PSNH notified the Commission of its unconditional acceptance of most of the Commission's conditions for approval of the Original Settlement Agreement, including the total level of securitization as aforesaid and all other conditions relating to the proposed securitization.(3) The other parties to the Original Settlement Agreement notified the Commission of their acceptance of all of the Commission's conditions.

Footnote 2
	The First Settlement Order indicated that if PSNH is able to negotiate reductions in its existing small power producers rate order obligations, the Commission will consider allowing an additional amount of securitization up to $37 million.

Footnote 3
	Out of 39 conditions contained in the First Settlement Order, PSNH requested rehearing with respect to one that it did not unconditionally accept.


B.	Legislation

1999 N.H. Laws 289:3, I and II authorized the Commission to review a compliance filing or settlement proposal that includes a securitization transaction. These provisions further authorized the Commission to issue an order on the settlement and a conditional securitization order. Under 1999 N.H. Laws 289:3, I and II, the final effectiveness of such an order approving a settlement proposal and related securitization transaction was to be expressly conditioned upon the enactment of subsequent enabling legislation.

Following the issuance of the First Settlement Order, but before the issuance of this Finance Order, the General Court enacted, and the Governor signed into law, 2000 N.H. Laws 249, which, among other things, creates a new chapter - RSA Chapter 369-B - in which the General Court sets forth its finding that implementation of PSNH's securitization proposal, subject to specified conditions, will result in benefits to customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA 369-A:X and with RSA 369-A, XI. RSA Chapter 369-B also sets forth a comprehensive framework for stranded cost securitization and empowers the Commission to issue finance orders approving securitization, subject to the requirements and conditions set forth therein. RSA Chapter 369-B authorizes a securitization level for PSNH of $670 million, including up to $15 million for financing costs.(4) Pursuant to RSA Chapter 369-B, finance orders issued by the Commission that are consistent with RSA Chapter 369-B shall become effective without further action by the General Court.

Footnote 4
	The $670 million securitization level is set forth in RSA 369-B:3, IV(b). RSA 369-B:3, IV(b) also provides that such level shall be reduced by $6 million for each month from October 1, 2000 to competition day, as defined in RSA 369-B:2, III, referring to the Original Settlement Agreement (the "Competition Day"). The $15 million limit on securitizable financing costs is set forth in RSA 369-B:3, IV(b)(3)(E).
	RSA 369-B:3, IV(a) authorizes $130 million in RRBs to finance renegotiated agreements of existing power purchase obligations requiring PSNH to purchase power from six wood-to-energy facilities and one trash-to-energy facility. This amount is in addition to the $670 million securitization level authorized in RSA 369-B:3, IV(b).


RSA Chapter 369-B authorizes, among other things, the creation by the Commission through the issuance of this Finance Order of an irrevocable vested property right (referred to in RSA Chapter 369-B and herein as the "RRB Property") to establish, adjust, bill and collect non-bypassable charges authorized by the Commission (referred to in RSA Chapter 369-B and herein as the "RRB Charge") in amounts sufficient to recover or pay (i) expenditures incurred in respect of generation assets, entitlements and acquisition premiums, (ii) expenditures incurred in respect to the buyout, buydown, restructuring, or renegotiation of power purchase obligations, (iii) expenditures incurred in respect to regulatory assets, (iv) expenditures incurred to refinance or retire existing debt or existing equity capital of the electric utility and any costs related thereto, (v) amounts necessary to recover federal or state taxes actually paid by an electric utility, which tax liability recovery is modified by the transactions approved in a finance order issued by the Commission pursuant to RSA Chapter 369-B, and (vi) reasonable costs, as approved by the Commission, relating to the issue, servicing, or refinancing of RRBs under the provisions of RSA Chapter 369-B, including, without limitation, principal and interest payments and accruals, sinking fund payments, debt service and other reserves, costs of credit enhancement, indemnities, if any, owed to the State or the trustee for the RRBs, issuance costs and redemption premiums, if any, and all other reasonable fees, costs, and charges in respect of RRBs (collectively, these amounts referred to in RSA Chapter 369-B and herein as the "RRB Costs"). The RRB Charge is Part 1 of the SCRC described in the Original Settlement Agreement and the First Settlement Order.

Pursuant to RSA Chapter 369-B, the State of New Hampshire has pledged, contracted and agreed with the owners of the RRB Property and holders of and trustees for RRBs that neither the State, nor any of its agencies, including the Commission, will limit, alter, amend, reduce or impair the RRB Charge, RRB Property, this Finance Order or any rights hereunder or thereunder, or ownership thereof or security interest therein, until the RRBs, including all principal, interest, premium, costs and arrearages thereon, are fully discharged, unless adequate provision is made by law for the protection of the owners, holders and trustees. RSA Chapter 369-B also provides that RRB Property may be sold in a true sale transaction to a special purpose financing entity (the "SPE") in order to facilitate the issuance of RRBs.

RSA Chapter 369-B directs the Commission to adjust the RRB Charges periodically in order to ensure the timely recovery of Periodic RRB Payment Requirements (defined below) (see the description of the "True-Up Mechanism" below).

The RRB Charges will be non-bypassable pursuant to RSA 374-F:3 and RSA Chapter 369-B, and will be assessed against all "retail customers" of PSNH's distribution system taking "retail electric service" (such terms used herein as defined in RSA 369-B:2).

Pursuant to RSA 369-B:4, VIII, in the event of municipalization of a portion of PSNH's service territory, the Commission shall, in matters over which the Federal Energy Regulatory Commission does not have jurisdiction, or has jurisdiction but chooses to grant jurisdiction to the State, determine, to a just and reasonable extent, the consequential damages such as stranded investment in generation, storage, or supply arrangements resulting from the purchase of plant and property from PSNH and RRB costs, and shall establish an appropriate recovery mechanism for such damages. Any such damages shall be established, and shall be allocated between the RRB Charge and PSNH's other rates and charges in a just and reasonable manner.

C.	The Conformed Settlement Agreement and the Second Settlement Order

In order to comply with the Commission's procedural letter dated June 12, 2000 (the "Procedural Letter"), PSNH and the other parties to the Original Settlement Agreement submitted to the Commission the "Agreement to Settle PSNH Restructuring" dated August 2, 1999, conformed as of June 23, 2000 (the "Conformed Settlement Agreement"). The Conformed Settlement Agreement reflects compliance with the various changes accepted by such parties during the course of the hearings in this matter, the conditions set forth in the First Settlement Order accepted by such parties, and the new conditions and requirements set forth in RSA Chapter 369-B.

In its Order No.         dated          , 2000 (the "Second Settlement Order"
and, together with the First Settlement Order, the "Settlement Orders"), the Commission approved the Conformed Settlement Agreement and modified the First Settlement Order, taking into account, in each case, the enactment into law of RSA Chapter 369-B.

D.	Proposed RRB Transaction

PSNH requests that this Finance Order, among other things, approve the following aspects of PSNH's proposed RRB transaction (the "RRB Transaction"), as more fully described in the testimony of David R. McHale included with the Original Settlement Agreement (Phase I Exhibit 5) (the "McHale Testimony"), the testimony of Michael J. Mahoney included with the Original Settlement Agreement (Phase I Exhibit 4) (the "Mahoney Testimony"), the testimony of Mark A. Englander included with the Original Settlement Agreement (Phase I
Exhibit 6) (the "Englander Testimony"), and the joint testimony of Gary A. Long and Stephen R. Hall included with the Original Settlement Agreement (Phase I Exhibit 3) (the "Long/Hall Testimony" and, together with the McHale Testimony, the Mahoney Testimony, and the Englander Testimony, in each case as supplemented by subsequent testimony and filings in this proceeding, the "PSNH Testimony"), finding that they are consistent with achieving the highest rating and therefore the lowest cost on the RRBs. This proposed structure is subject to modification, depending upon negotiations with rating agencies that assign credit ratings to the RRBs, tax authorities, and market conditions at the time the RRBs are issued. The final structure will be determined by PSNH at the time the RRBs are priced, subject to meeting certain requirements regarding the all-in cost and the weighted average life of the RRBs. The State Treasurer shall oversee the determination by PSNH of the final structure and terms of the RRBs.

Pursuant to the Conformed Settlement Agreement, the Settlement Orders and RSA Chapter 369-B, PSNH will securitize not greater than $573 million of its overall stranded costs, including financing costs, as follows:(5)

Seabrook Over-Market Generating Assets (NAEC)               $494 million
Millstone 3 Over-Market Generating Assets                     64 million
Financing Costs                                               15 million
Total                                                       $573 million

Footnote 5
	As indicated above, RSA Chapter 369-B authorizes a securitization level for PSNH of $670 million, including $15 million for financing costs, subject to a $6 million reduction for each month from October 1, 2000 to Competition Day. See supra note 4 and accompanying text. However, in its Response to Order No. 23,443 dated May 1, 2000 (the "Response to First Settlement
Order"), PSNH indicated that it would securitize stranded costs in an amount not greater than $575 million, including financing costs of $17 million. See Response to First Settlement Order, Attachment A, p. 11. This amount has been further reduced to not greater than $573 million to comply with the $15 million limit on securitizable financing costs set forth in RSA 369-B:3, IV(b)(3)(E). The final securitization amount, which will not be greater than $573 million, will be determined immediately prior to RRB issuance, and will reflect further asset amortizations, actual financing costs, and the effect of any reductions required by RSA 369-B:3, IV(b)(3)(E). See supra notes 1 and 4.


PSNH will recover such amount - together with the other, ongoing RRB Costs - from its retail customers through an RRB Charge. PSNH's right to collect the RRB Charge is irrevocable as provided in RSA 369-B:3, II, and the charge itself is non-bypassable to PSNH's retail customers pursuant to RSA 374-F:3, XI(d), RSA 369-B:2, XIII, and RSA 369-B:4, IV. The RRB Property is the principal asset securing the RRBs and represents a continuously existing current and irrevocable vested property right created pursuant to RSA 369-B:6, I.

1.	Formation/Capitalization of SPE and Sale of RRB Property

PSNH will cause the organization of a bankruptcy-remote SPE, which is expected to be a Delaware limited liability company authorized to acquire RRB Property and to issue RRBs but which, for tax and other reasons, may ultimately be structured as a Delaware business trust. If the SPE is a limited liability company, it will be wholly-owned by PSNH, and if a business trust, the SPE's sole beneficial owner will be PSNH. In order for the SPE to remain "bankruptcy-remote" from PSNH, the fundamental organizational documents of the SPE will impose significant limitations upon its activities and the ability of PSNH to take actions as the holder of the equity interest therein. For example, the SPE will be formed for the limited purpose of acquiring the RRB Property and Other SPE Collateral (defined below) and issuing and selling the RRBs. It will not be permitted to engage in any other activities, and will have no assets other than the RRB Property and Other SPE Collateral.

The SPE will be managed by a board of managers, trustees or directors, with rights and authority similar to that of a board of directors of a corporation. As long as the RRBs remain outstanding, PSNH shall be required to cause the SPE to have at least two managers, trustees or directors with no affiliation with PSNH. Without the consent of these independent parties, the SPE will be unable to (a) amend provisions of fundamental organizational documents which ensure the bankruptcy-remoteness of such SPE, (b) institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or (c) dissolve, liquidate or wind up the SPE. Other provisions may also be included to support the bankruptcy-remote character of the SPE as required by the rating agencies.

PSNH will capitalize the SPE in an amount anticipated to be at least 0.50% of the initial principal balance of RRBs. This capitalization is required in order that PSNH may treat the RRB issuance by the SPE as debt for tax purposes, and it also provides a source of credit enhancement. It is anticipated that the SPE will enter into an administration agreement (the "Administration Agreement") with PSNH, pursuant to which PSNH shall perform administrative services and provide facilities for the SPE to ensure that it is able to perform such day-to-day operations under the RRB Transaction documents. The Administration Agreement incorporates provisions to ensure that PSNH will be paid a fee (the "Administration Fee") as consideration for the performance of such services and providing such facilities, as described in Attachment 2 to the Issuance Advice Letter (as defined below).

PSNH will sell all of its rights in the RRB Property to the SPE in a transaction that will be intended and treated as a legal true sale and absolute transfer to the SPE. A true sale of RRB Property to a bankruptcy-remote SPE provides that, in the event of a PSNH bankruptcy, the RRB Property owned by the SPE will not become a part of the PSNH bankruptcy estate and PSNH creditors will have no recourse to the RRB Property or RRB Charge.

2.	Issuance of RRBs

The SPE will issue and sell RRBs to capital market investors in one or more series, each of which may be offered in one or more classes having a different principal amount, term, interest rate and amortization schedule. The form, interest rate (whether fixed or variable), amortization schedule, classes, number and determination of credit ratings and other characteristics of RRBs will be determined by PSNH at or before the time of pricing based on then-current market conditions, with the objective being to achieve the all-in lowest cost financing possible. Under certain circumstances, the RRBs may be subject to redemption prior to maturity and may be refinanced through a subsequent issuance of RRBs to the extent such refinancing would result in a lower interest cost associated with the RRBs refinanced. Any such refinancing would require a new finance order. The all-in cost of the RRBs, calculated in accordance with Exhibit 1 attached to this Finance Order, shall be at least 100 basis points less than PSNH's Pre-Tax Revenue WACC (as defined in Exhibit 2 attached to this Finance Order) as of the date the RRBs are priced. In addition, the weighted average life of all series of RRBs, calculated in accordance with Exhibit 3 attached to this Finance Order, shall be not less than 5 years and not more than 10 years. The State Treasurer, with input and advice from such advisors as she may select, shall oversee the development and determination of the final structure, documentation and terms of the RRBs, and shall notify PSNH (and, if necessary, the Commission), as provided in this Finance Order, if she concludes that PSNH has failed to exercise fiscal prudence or to achieve the lowest overall cost for the RRBs. Upon final determination of all terms of the RRBs, PSNH will file an issuance advice letter substantially in the form of Attachment MAE-1 to the Englander Testimony (the "Issuance Advice Letter").

The RRBs will be non-recourse to PSNH and its assets, and, as provided in RSA 369-B:5, IV, will not be secured by a pledge of the general credit, full faith or taxing power of the State of New Hampshire or any agency or subdivision of the State of New Hampshire. Instead, the RRBs will be secured by the assets of the SPE, including the RRB Property as well as all other assets of the SPE (the "Other SPE Collateral"). The Other SPE Collateral includes (i) the rights of the SPE under all RRB Transaction documents such as the purchase agreement by which the SPE acquires all rights in the RRB Property (including any interest rate swap agreements or other hedging agreements entered into with respect to any variable rate RRBs), and including the servicing agreement (the "Servicing Agreement") by which PSNH, or any successor servicer, acts as servicer for the RRB Property (the "Servicer"), (ii) the Collection Account (as described below) and funds held therein, including the capital of the SPE, and (iii) certain investment earnings on amounts held in the Collection Account.

It is expected that the RRBs will be rated by one or more recognized rating agencies. The targeted ratings on the RRBs will be triple-A.

Because each class of RRBs will likely receive principal payments at different times, each will have different expected and legal final maturity dates. The RRBs will have legal final maturities not longer than 14 years, in accordance with RSA 369-B:5, VIII, with expected final maturities no more than 12 years from the date of issuance.

The RRBs are expected to be sold at or near par value and will not in any event be sold for more than par value. Bondholders will receive interest payments on the RRBs not less frequently than semiannually. The RRBs will not be subordinated to the claims of any creditors or the equity owner of the SPE (other than for payments of trustee, servicing, and other specified transaction-related fees).

RRBs will be repaid through the collection of the RRB Charge from all retail customers, by PSNH or any successor to the PSNH distribution system or any other successor Servicer. The SPE will transfer the proceeds from the issuance of the RRBs, net of its transaction expenses, if any, to PSNH as consideration for the transfer of the RRB Property to the SPE.

If variable rate RRBs are issued, the SPE will enter into an interest rate swap agreement or other hedge arrangement whereby the SPE would make fixed payments to a counterparty, and the counterparty would make variable rate payments to the SPE who would remit or credit such amounts to RRB holders. In this case, the fixed rate payments would be used to calculate the RRB Charge. This protects the SPE and retail customers against the risk that interest rate fluctuations would cause variable rates to exceed the fixed rates that were used to calculate the RRB Charge.

3.	The RRB Charge

The RRB Charge will be calculated and set at levels intended to provide for the full recovery of payments of interest, principal and premium, if any, on the RRBs, in accordance with the expected amortization schedule determined at the time of offering, any credit enhancement, including overcollateralization, and any ongoing related fees, costs, and expenses (including, but not limited to, periodic rating agency fees, accounting fees, legal fees, the Servicing Fee, the Administration Fee, trustee fees, contingent indemnity obligations in the RRB Transaction documents, servicer and trustee expenses and any operating expenses of the SPE), based upon assumptions including sales forecasts, payment and charge-off patterns, and lags between RRB Charge billing and collection by the Servicer (the required periodic payment of such, including deficiencies on past due amounts for any reason, the "Periodic RRB Payment Requirements" and collectively, the "Total RRB Payment Requirements"), calculated pursuant to the methodology set forth in the PSNH Testimony. Prior to the issuance of the RRBs, PSNH will file an Issuance Advice Letter with the Commission, which will set forth the final structure and repayment terms of the RRB Transaction, the total principal amount and pricing of the RRBs, the initial RRB Charge, the overcollateralization amount (described below) and targeted transaction subaccount balances (described below), the capital contribution amount, the frequency of the true-ups and dates of true-up filings and the actual transaction costs. Such filing is not a condition to the authority to issue RRBs.

The RRB Charge is expected to be collected over 12 years such that the principal of and interest and other costs associated with RRBs are fully paid by the end of the 12th year. However, in the event that the RRBs have not been fully repaid by the end of the 12th year, the RRB Charge may be billed and collected for an additional 2 years (or, if earlier, through the date on which the RRB Costs have been fully paid). This additional period of up to 2 years is a form of credit enhancement that helps achieve triple-A ratings on the RRBs and which is expected to have no cost to retail customers (i.e., in the expected case, the RRBs are paid in 12 years).

The RRB Charge will be included as a component of the unbundled SCRC line item on a retail customer's bill and will be footnoted as such and may include reference to it being sold to the SPE.

4.	Servicing of RRBs

After the issuance of the RRBs, PSNH will act as the Servicer for the RRB Property on behalf of the SPE, and will be responsible for calculating, billing, collecting, and remitting the RRB Charge. PSNH, therefore, will carry out billing and collection activities both as Servicer with respect to the RRB Charges-on behalf of the SPE and RRB holders-and as principal with respect to its own charges to be paid by such customers, including Part 2 and
Part 3 of the SCRC. As Servicer, PSNH will also be obligated to retain all books and records regarding the RRB Charge, subject to the right of the SPE, and the trustee for the RRBs and the Commission to inspect those records. PSNH may not resign as Servicer or transfer its servicing obligations (except to a successor to its distribution system), although the RRB holders may remove PSNH as Servicer and appoint a successor Servicer under the Servicing Agreement pursuant to this Finance Order, RSA Chapter 369-B, and the RRB Transaction documents.

As consideration for its servicing responsibilities, PSNH or any successor Servicer will receive a market-based periodic servicing fee (the "Servicing Fee"), as described in the Englander Testimony, which will be recovered through the RRB Charge. The Servicing Fee will be equal to 0.25% of the outstanding principal balance of the RRBs if PSNH is the Servicer. For any successor Servicer, the Servicing Fee will be no more than 1.5% of the outstanding principal balance of the RRBs if the successor Servicer is not billing the RRB Charge in conjunction with other charges. If the successor Servicer is billing the RRB Charge in conjunction with other electric service charges, then the Servicing Fee payable to such successor Servicer will be 0.25% of the outstanding principal balance (equal to the fee payable to PSNH as initial servicer). PSNH (or any successor Servicer) will bill and collect the RRB Charge from PSNH's retail customers.

In accordance with RSA 369-B:4, IV, any retail customer that fails to pay any RRB Charge will be subject to disconnection of service to the same extent that such customer would, under applicable law and regulations, be subject to disconnection of service for failure to pay any other charge payable to an electric utility.

PSNH or any successor Servicer will periodically remit (as frequently as required by the rating agencies but not less frequently than monthly) actual collections of RRB Charges to the SPE. To the extent estimation of such collections is required, PSNH will design a methodology that will be satisfactory to the rating agencies, and which will approximate most closely actual collections. The SPE will use the RRB Charge remittances to make payments of Periodic RRB Payment Requirements. In accordance with RSA 369-B:7, VI and VIII, in the event of default by any Servicer in payment of the RRB Charges to an SPE, the Commission will, upon application by (a) the trustees or holders of the RRBs, (b) such SPE or its assignees or (c) pledgees or transferees of the RRB Property, order the sequestration and payment to or for the benefit of such SPE or such other party of revenues arising with respect to the RRB Property. This will provide additional certainty that the RRB Charges will benefit the owner of the RRB Property and serve to enhance the credit quality of the RRBs.

The Servicer will allocate amounts collected from each retail customer on a pro rata basis among the SCRC and the other individual rate components identified in Section V of the Conformed Settlement Agreement. Such amounts so allocated to the SCRC shall, in accordance with the Conformed Settlement Agreement, in turn be allocated pro rata among the RRB Charge, or Part 1 of the SCRC, and to any remaining portion of the SCRC not the subject of a finance order (i.e., Parts 2 and 3 of the SCRC, as described in the Conformed Settlement Agreement).

5.	Third Party Suppliers

If the Commission permits the billing, collection and remittance of RRB Charges by a third party supplier (a "TPS") within the PSNH service territory for remittance to PSNH as Servicer (or any successor Servicer), such authorization must be consistent with the following minimum rating agency requirements, which PSNH believes are necessary for the RRBs to receive the targeted triple-A rating:

 	The TPS must agree to remit the full amount of RRB Charges it bills to retail customers, regardless of whether payments are received from such retail customers, within 15 days of its or PSNH's (or any successor Servicer's) bill for such charges.

 	The TPS must provide PSNH (or any successor Servicer) with total monthly kWh usage information in a timely manner for the Servicer to fulfill its obligations, as such information is the basis of such remittance.

 	PSNH (or any successor Servicer) will be entitled, within seven days after a default by the TPS in remitting any RRB Charges billed, to assume responsibility for billing all charges for services provided by PSNH (or any successor Servicer), including the RRB Charges, or to switch responsibility to a third party, which must meet the criteria herein described.

 	If and so long as a TPS does not maintain at least a triple-B long-term unsecured credit rating from Moody's Investors Service or Standard & Poor's Rating Services, such TPS shall maintain, with the Servicer or as directed by the Servicer, a cash deposit or comparable security equal to at least one month's maximum estimated collections of RRB Charges, in a form and manner as agreed upon by PSNH (or any successor Servicer) and the TPS. In the event of a default in the remittance of RRB Charges by a TPS, such amount will be included in the periodic adjustment of the RRB Charge as described in the PSNH Testimony.

6.	Credit Enhancement; Overcollateralization and True-Up

In order for the RRBs to receive triple-A ratings, the exposure to losses due to, among other things, sales of energy below those projected, longer-than-expected delays in bill collections, and higher-than-estimated uncollectible accounts, must be minimized. This will be accomplished with various forms of credit enhancement, including the various components of the Collection Account and the "True-Up Mechanism" summarized below.

The RRB Charge collections will be deposited into a Collection Account, which will be comprised of a General Subaccount (which will hold the collections with respect to principal, interest, fees, and expenses) and at least three other subaccounts - the Overcollateralization Subaccount (which will hold the Overcollateralization amount described below), the Capital Subaccount (which will hold the initial capital contribution to the SPE), and the Reserve Subaccount (which will hold any excess collections of RRB Charges as described below). RRB Charge collections in excess of Periodic RRB Payment Requirements will be allocated (a) to the Capital Subaccount to the extent the amount therein has been reduced to below the initial capital contribution, (b) to the Overcollateralization Subaccount up to the required level established at issuance by the rating agencies and (c) to the Reserve Subaccount any remaining amounts. To the extent that RRB Charges are insufficient to make scheduled Periodic RRB Payment Requirements during any period, the accounts will be drawn upon in the following order (a) the Reserve Subaccount, (b) the Overcollateralization Subaccount and (c) the Capital Subaccount. A more detailed description of the Collection Account allocation procedure is set forth in the Englander Testimony.

The RRB Charge will be calculated (both initially and as a result of the "True-Up Mechanism" described below) to recover an amount in excess of the amounts needed to make payments of principal, interest, fees and expenses on RRBs (such amount, "Overcollateralization"). The actual amount of Overcollateralization required to achieve the highest credit rating will be finalized prior to the issuance of the RRBs and will depend primarily on rating agency requirements and tax considerations, but is currently expected to be at least 0.50% of the initial principal amount of the RRBs. The Overcollateralization will be collected "pro rata" over time and deposited to the Overcollateralization Subaccount such that the amount therein will accumulate over time in accordance with a schedule set forth at issuance.

PSNH will file adjustments, up or down, to the RRB Charge pursuant to a true-up mechanism established in accordance with RSA 369-B:4, III and as described in the Englander Testimony (the "True-Up Mechanism"). The True-Up Mechanism is a periodic adjustment to the RRB Charge which is designed to account for any previous or projected over- or under-collections of the RRB Charge. At least annually and as frequently as monthly, PSNH will request an RRB Charge adjustment such that, during the period for which that RRB Charge will be billed, RRB Charge collections will be sufficient to (a) pay principal and interest on the RRBs in accordance with the expected amortization schedule,
(b) maintain the Overcollateralization Subaccount balance at the required levels, (c) restore the capital contribution to the Capital Subaccount to the extent it has been drawn upon to make payments on RRBs and (d) pay fees and expenses related to RRBs, including any ongoing fees and expenses associated with any other credit enhancement. Any amounts on deposit in the Reserve Subaccount at the time that PSNH calculates a periodic RRB Charge adjustment, will be incorporated in such adjustment. PSNH, as initial Servicer (or any successor Servicer), intends to account for, and ultimately credit to retail customers, any amounts remaining in the Collection Account, with the exception of the amount remaining in the Capital Subaccount, after the RRBs are paid in full and the Total RRB Payment Requirements have been discharged. Such amounts will be released to the SPE free and clear of any lien in the favor of the RRB trustee upon retirement of the RRBs and discharge of the Total RRB Payment Requirements. These amounts will be credited to retail customers through a subsequent ratemaking proceeding.

Not later than thirty days prior to each semiannual anniversary of the RRB Transaction closing, PSNH as Servicer (or any successor Servicer) will file with the Commission a periodic RRB Charge true-up advice letter ("Routine True-up Letter", a form of which was included as Attachment 3 to the Englander Testimony). Further, to the extent required by the rating agencies (and also to the extent described in the Conformed Settlement Agreement prior to the Recovery End Date, (as defined in the Conformed Settlement Agreement)), PSNH may file Routine True-Up Letters, as frequently as monthly, in addition to the Routine True-Up Letter filed prior to each semiannual anniversary of the RRB Transaction. Absent manifest error in the Routine True-Up Letter, the resulting upward or downward adjustments to the RRB Charge will be effective (i) in the case of any semiannual adjustment, on the ensuing semiannual anniversary of the RRB Transaction closing, or (ii) in the case of a more frequent adjustment, immediately upon the filing of the applicable Routine True-Up Letter.

In addition, PSNH seeks Commission authorization that whenever it is determined that the methodology used to calculate RRB Charge adjustments requires modification to more accurately project and generate adequate RRB Charge collections, a non-routine true-up letter ("Non-Routine True-Up Letter") may be filed, with the resulting RRB Charge adjustment (reflecting such modification to the methodology or model) to be effective upon review and approval by the Commission within 60 days of such filing.

Both Routine True-Up Letters and Non-Routine True-Up Letters may be filed periodically through the legal final maturity date.

Pursuant to the Conformed Settlement Agreement and RSA 369-B:3, IV(b)(9), the SCRC, averaged over all customers (including Part 1, the RRB Charge), shall not exceed 3.40 cents/kWh. If the RRB Charge is increased or decreased pursuant to the True-Up Mechanism, the SCRC, averaged over all customers, will remain capped at 3.40 cents/kWh. Thus, any increase in the RRB Charge will result in an adjustment to the other components of the SCRC.

Unless PSNH's unsecured debt achieves investment grade ratings, PSNH may be required by the rating agencies to obtain a letter of credit or other credit enhancement to protect against any cash collection losses resulting from the temporary commingling of funds. If (and for so long as) such credit enhancement is required, the RRB Costs and the RRB Charge will be adjusted accordingly to cover the cost of such enhancement.

7.	Tax Considerations

The possibility that the Internal Revenue Service (the "IRS") would assess income taxes when this Finance Order is issued or when PSNH receives the initial proceeds from the RRBs, rather than when the RRB Charge revenues are collected, is an issue to PSNH associated with financing the RRB Costs. In addition to having tax consequences, this would also significantly affect the economics of issuing the RRBs, as the benefits of the RRB Transaction depend largely upon recognizing taxable income in respect of RRB Costs as RRB Charges are paid by retail customers, rather than being accelerated into current income upon the issuance of the RRBs.

As a result, PSNH has submitted a private letter ruling request to the IRS seeking confirmation that (a) the issuance of this Finance Order by the Commission authorizing the collection of RRB Charges will not result in gross income to PSNH; (b) the issuance of RRBs by the SPE will not result in gross income to PSNH; and (c) RRBs will be treated as obligations of PSNH for tax purposes. If the RRB Transaction results in current income taxation, the benefits of the RRB Transaction would be substantially reduced. Should the IRS choose not to provide a ruling, or rule adversely, PSNH would reassess the RRB Transaction and, if possible, modify it to eliminate the risk of current taxation. Based upon favorable IRS rulings previously issued in respect of several previous RRB transactions, PSNH anticipates a favorable ruling.

Under RSA 369-B:5, IV and VI, the RRBs will be treated as notes or bonds of a political subdivision of the State for purposes of the interest and dividends tax imposed under RSA Chapter 77, but will not constitute in any way a debt or liability of the State or of any political subdivision thereof and shall not constitute a pledge of the full faith and credit of the State or any of its political subdivisions.

8.	Accounting and Financial Reporting

The amount financed through the RRB Transaction is expected to be recorded in accordance with generally accepted accounting principles ("GAAP") as long-term debt on the balance sheet of the SPE for financial reporting purposes. PSNH, the SPE, and the holders of RRBs will expressly agree pursuant to the terms of the applicable documents to treat the RRBs as debt of the SPE secured by, among other things, the RRB Property and the Other SPE Collateral. Because PSNH either will wholly-own or become the sole beneficial owner of the SPE, it is required that the SPE be consolidated with PSNH for financial reporting purposes under GAAP. Therefore, the SPE's debt will appear on the consolidated balance sheet of PSNH in its annual and quarterly financial filings to the Securities and Exchange Commission. The RRB Transaction is not expected to impact PSNH's credit ratings, as it is expected that the rating agencies will determine that the RRBs, which are not supported by PSNH's general revenue stream, and not collateralized by the assets of PSNH, do not affect PSNH's creditworthiness. Therefore, it is anticipated that the rating agencies will exclude the RRBs as debt of PSNH for purposes of calculating financial ratios.

9.	True-Sale Opinion and Collection Shortfalls

Rating agencies will require acceptable opinions of bankruptcy counsel at the time the RRBs are issued for assurance that the SPE and the RRB Property will be bankruptcy-remote from PSNH. As described above, to obtain such opinions, the transfer of the RRB Property from PSNH to an SPE must constitute a legal "true sale" such that if PSNH were to become the subject of a bankruptcy or insolvency case, the RRB Property would not be part of PSNH's bankruptcy estate and therefore would not be subject to the claims of PSNH's creditors.

RSA 369-B:6, V expressly provides that transfers of RRB Property, as described in that section and as approved in a finance order, shall be treated for all purposes as an absolute transfer and true sale. In addition, the RRBs will be non-recourse to PSNH and its assets, other than the RRB Property sold to an SPE and the Other SPE Collateral.

Another element of the bankruptcy analysis focuses on the separate legal status of PSNH and the SPE. Although PSNH either will wholly-own or become the sole beneficial owner of the SPE, the RRB Transaction will be structured so that, in the event of a bankruptcy of PSNH, the SPE's separate legal existence would be respected and the assets and liabilities of the SPE would remain separate from the estate of PSNH. The structural elements supporting such separate existence include, without limitation, requirements that the SPE be adequately capitalized, that PSNH be adequately compensated on an arms-length basis for the servicing functions it performs in billing, collecting, and remitting the RRB Charges, and that PSNH and the SPE take certain steps to ensure that creditors are not misled as to their separate existence. These structural protections are important because, without such protections, a bankruptcy court might invoke the doctrine of "substantive consolidation" and disregard the SPE's separate existence. Substantive consolidation is an equitable doctrine in bankruptcy cases that allows courts to disregard the separate existence of two or more affiliated entities to ensure the equitable treatment of all creditors and to maximize creditor recoveries. When entities are "substantively consolidated" in a bankruptcy proceeding, their assets and liabilities are pooled, thereby eliminating intercompany claims, and claims of third-party creditors against any of those entities are generally treated as claims against the common pool of assets created by consolidation.

In order to preserve the bankruptcy-remote status of the SPE and the true-sale nature of the RRB Property and Other SPE Collateral once it is transferred to the SPE, PSNH cannot have any claim against the RRB Charges. In its capacity as Servicer, PSNH will bill RRB Charges along with other charges for services rendered to retail customers obligated to pay such charges. Amounts collected from a retail customer which are allocated to the SCRC in accordance with the Conformed Settlement Agreement and this Finance Order shall, in accordance with the Conformed Settlement Agreement and this Finance Order, in turn be allocated pro rata to the RRB Charge (Part 1 of the SCRC) and to any remaining portion of the SCRC not the subject of a finance order (Parts 2 and 3 of the SCRC). If PSNH collects less than the full amount that is billed to such customers, it is not permitted, in the allocation of such collections, to favor itself over the SPE, as owner of the RRB Property.

10.	Use of Proceeds

PSNH will use the proceeds of securitization in such manner as the Commission approves in this Finance Order, but intends generally to provide for the following: payment of transaction costs; payment of taxes; reduction of capitalization and payment of call and tender premiums and refinancing costs associated therewith; and provision for the required buy-down of the Seabrook Power Contract with North Atlantic Energy Corporation ("NAEC") and other purchased power obligations, including the prefunding of decommissioning costs. The following represents a preliminary estimate of the use of proceeds:(6)

Buyout of Power Purchase Obligations                      $329 million
Retire PSNH Capital                                        229 million
Financing Costs                                             15 million
Total Use of Proceeds                                     $573 million

Footnote 6
	The actual use of proceeds amount will be adjusted, as necessary, to reflect the final securitization amount. See supra note 5 and accompanying text.


PSNH will seek to deploy the total proceeds received related to restructuring, including those arising from asset sales, in a manner that will provide the greatest possible savings to retail customers. Because the timing and amount of such proceeds is not yet known, and market conditions at the time of repurchase cannot be predicted with certainty, the amounts listed above are subject to change.

FINDINGS

PSNH respectfully requests that the Commission make in the Finance Order the following findings (the "Findings"). Capitalized terms used in this Attachment B and not otherwise defined are used as defined in the Transaction Description attached as Attachment A to the accompanying Motion.

Overall Findings

1.	The issuance of this Finance Order, the implementation of the securitization and the consummation of the RRB Transaction are consistent with the public good and will result in benefits to retail customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA 369-A:1, X, with RSA 369-A:1, XI, and with RSA Chapter 369-B.

2.	The issuance of this Finance Order is pursuant to a petition by PSNH and hearings on that petition in this proceeding.

3.	The issuance of this Finance Order is in the public interest as set forth in RSA 369-B:1, IX.

4.	The issuance of this Finance Order, the implementation of securitization and the consummation of the RRB Transaction will permit any RRBs issued pursuant to the RRB Transaction to be traded successfully at favorable rates on the existing securitization market in accordance with 1999 N.H. Laws
289:3, I, which the Commission interprets to mean sold at favorable rates into the capital markets.

Findings Regarding Authority and Procedures

5.	The issuance of this Finance Order is part of a settlement approved by the Commission under RSA Chapter 374-F to implement electric utility restructuring within the service territory of PSNH.

6.	The Commission has conducted the procedures and investigations in this proceeding and issued this Finance Order pursuant to 1999 N.H. Laws 289:3 and RSA Chapter 369-B.

Findings Regarding the Issuance of this Finance Order

7.	The overall findings stated above are based on the totality of evidence presented on the record of this proceeding which supports the following specific findings. The issuance of this Finance Order, the implementation of securitization and the consummation of the RRB Transaction will:

(a)	enhance and facilitate the expeditious transition to competition, choice for retail customers, and reductions in electric rates for all consumer classes consistent with the near term rate relief principle of RSA 374-F:3, XI, without creating any debt or obligation of the State or other adverse impacts upon the State's finances or credit rating;

(b)	facilitate and help mitigate stranded cost recovery that is appropriate, equitable and balanced;

(c)	permit PSNH to recapitalize its debt structure favorably and take advantage of its improved risk profile;

(d)	have a reasonable impact on today's retail customers as well as future retail customers;

(e)	enhance the opportunity to establish electricity prices consistent with
RSA 374-F:3, XI;

(f)	enhance the opportunity to establish electricity prices in a manner that narrows rate differentials between New Hampshire retail customers;

(g)	effectuate the risk-sharing provisions of the Conformed Settlement
Agreement;

(h)	allow any municipality to continue a process of establishment, acquisition and expansion of plants according to the Conformed Settlement Agreement and RSA Chapter 38; and

(i)	enable the settlement, cessation and termination of litigation and disputes between PSNH and the State.

Findings Regarding the Establishment of the RRB Costs

8.	The $573 million of PSNH's costs described in the Transaction
Description and the PSNH Testimony and approved in the Settlement Orders(7) are "RRB Costs" within the meaning of RSA 369-B:2, XIV, are reasonable, and are eligible to be funded with the proceeds of the RRBs, in accordance with this Finance Order.

Footnote 7
	See supra notes 1, 2, 4 and 5 and accompanying text.


9.	The up-front and ongoing transaction costs, the cost of any credit enhancement associated with the RRB Transaction, the cost of any swap agreement or hedge transaction related to the RRBs, and any other fee, cost or expense in respect of the RRBs as described in the Transaction Description and the PSNH Testimony, are "RRB Costs" within the meaning of RSA 369-B:2, XIV, are reasonable, and are eligible to be financed through the issuance of the RRBs, in accordance with this Finance Order.

10.	All RRB Costs may be recovered through the RRB Charge, to be assessed against and collected from all of PSNH's retail customers taking retail electric service.

Findings Regarding the RRB Charge

11.	The RRB Charge to be established, adjusted, maintained and collected from all retail customers during the term that the RRBs are outstanding in accordance with the terms of the Conformed Settlement Agreement, the Settlement Orders and RSA Chapter 369-B, and as described in the Transaction Description and the PSNH Testimony, is just and reasonable. This ultimate finding is based upon the totality of evidence presented on the record of this proceeding which supports the following specific findings. The RRB
Charge:

(a)	will be a non-bypassable, nondiscriminatory, appropriately structured charge that is reasonable and fair to all retail customer classes, lawful, constitutional, limited in duration, consistent with the promotion of fully competitive markets and consistent with the principles set forth in RSA 374-F:3;

(b)	will be a monthly usage-based charge to be stated on each retail customer's monthly bill and will include a pro rata component of any back-up, maintenance, emergency or other delivery or energy service fee;

(c)	will be equitable, affordable and appropriate, will be substantially consistent with the interdependent principles referenced in RSA 374-F:4, V; will reasonably balance the competing interests of consumers and RRB investors so that RRB investors will realize a reasonable return and retail customers will not suffer any undue burden, and will be in the public interest;

(d)	will be in an amount necessary and sufficient to provide for the full recovery and payment of the Total RRB Payment Requirements; and

(e)	will be a component of the SCRC and will be required to implement the
RRB Transaction and the Conformed Settlement Agreement and enable the benefits of the Conformed Settlement Agreement to inure to retail customers.

12.	The procedures and methodologies set forth in this Finance Order for adjusting the RRB Charge during the term that the RRBs are outstanding, as set forth in the Transaction Description and the PSNH Testimony, are just and reasonable, will serve to reconcile the actual RRB Charge collected with the RRB Charge expected to have been collected during the relevant prior periods in a manner such that the adjusted RRB Charge will be sufficient to provide for the full recovery of the Total RRB Payment Requirements in accordance with the Conformed Settlement Agreement, the Settlement Orders, RSA Chapter 369-B and this Finance Order, and comply with RSA 369-B:4, III.

13.	The procedures and methodologies for ensuring that the RRB Charge is collected from all retail customers that obtain retail electric service from other electricity service providers, as described in the Transaction Description and the PSNH Testimony, are reasonable and will be sufficient to provide for the full recovery of the Total RRB Payment Requirements in accordance with the Conformed Settlement Agreement, the Settlement Orders, RSA Chapter 369-B and this Finance Order.

14.	The procedures and methodologies set forth in this Finance Order to establish charges for retail customers that purchase or otherwise obtain back-up, maintenance, emergency or other delivery or energy service, and for allocating such charges between the RRB Charge and other rates and charges, as described in the Transaction Description and the PSNH Testimony, are reasonable, and such charges are just and reasonable.

15.	The range of rates projected for the RRB Charge, based on evidence in the record concerning estimated interest costs, electricity costs, other economic factors, and the procedures and methodologies for establishing rates more generally set forth in the Conformed Settlement Agreement, the Settlement Orders and RSA Chapter 369-B, are equitable, affordable and appropriate and reasonably balance the competing interests of consumers and RRB investors so that RRB investors will realize a reasonable return and retail customers will not suffer any undue burden.

16.	The assumptions and projections upon which the RRB Charge and projections as to future RRB Charges are based, including but not limited to the load forecast and the projection of wholesale electric prices, are reasonable.

17.	The Commission finds that the SCRC, averaged over all customers
(including the RRB Charge), will not exceed 3.40 cents/kWh.

Findings Regarding the Issuance of the RRBs

18.	The issuance of the RRBs pursuant to this Finance Order is reasonable and consistent with the public good, and will enhance and facilitate the expeditious transition to competition, choice for retail customers, and reductions in electric rates for all consumer classes consistent with the near-term rate relief principle of RSA 374-F:3, XI, and will be supported by the RRB Charge to be established pursuant to this Finance Order.

19.	The terms and amounts of the RRBs, the terms of the RRB Transaction, including without limitation the amount of necessary credit enhancement, the uses of the proceeds from the issuance of the RRBs, and the up-front and ongoing transaction costs, as described in the Transaction Description and the PSNH Testimony or as may be required by the rating agencies and tax authorities, are reasonable, and enhance and facilitate the expeditious transition to competition, choice for retail customers, and reductions in electric rates for all consumer classes consistent with the near term rate relief principle of RSA 374-F:3, X, and will enable the RRBs to receive the highest investment rating and therefore the lowest possible cost.

20.	The RRB Transaction is necessary to achieve the overall reduction in rates intended by the Conformed Settlement Agreement, the Settlement Orders and RSA Chapter 369-B.

21.	The RRBs will be non-recourse to PSNH and its assets, but will be secured by a pledge of all right, title, and interest of the SPE in its RRB Property and Other SPE Collateral.

22.	The procedure for issuing the RRBs, including but not limited to the establishment of interest rates for the RRBs and the amount of necessary credit enhancement as described in the Transaction Description and the PSNH Testimony or as may be required by the rating agencies and tax authorities, the pricing of the RRBs, the offering of the RRBs in one or more series, each of which may be offered in one or more classes having a different principal amount, term, interest rate (whether fixed or variable) and schedule of principal amortization, each based on the then-current market conditions in order to achieve the lowest all-in cost possible, and the filing of Issuance Advice Letter, is reasonable and will enable the RRBs to receive the highest investment rating and therefore the lowest possible cost consistent with then-current market conditions and the terms of this Finance Order.

23.	The determinations by PSNH concerning the final terms and conditions of the RRBs shall be subject to the oversight of the State Treasurer. The State Treasurer's oversight shall be part of this docket and not a separate proceeding. The State Treasurer's oversight over the terms and conditions of the RRB issuance shall be governed by the terms of this Finance Order and, pursuant to RSA 369-B:5, XI, shall not be governed by the provisions of RSA Chapter 541 or RSA Chapter 541-A.

24.	In accordance with RSA 369-B:5, IV and VI, RRBs issued pursuant to this
Finance Order will be treated as notes or bonds of a political subdivision of the State for purposes of the interest and dividends tax imposed under RSA Chapter 77, but will not constitute a debt or liability of the State or of any political subdivision thereof, and will not constitute a pledge of the full faith and credit of the State or any of its political subdivisions. In accordance with RSA 369-B:5, V, the issuance of RRBs pursuant to this Finance Order will not in any way obligate the State or any political subdivision thereof to make appropriations for payment thereof.

Findings Regarding the Establishment of RRB Property

25.	The RRB Charge constitutes "RRB Property" within the meaning of RSA 369-
B:2, XV and will represent a current and irrevocable vested property right including, without limitation, the right, title and interest of PSNH or the SPE in and to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charges authorized pursuant to this Finance Order to recover the RRB Costs, and to all rights to obtain adjustments to the RRB Charge pursuant to the terms of this Finance Order. As provided in RSA 369-B:2, XV, "RRB Property" shall constitute a current and irrevocable vested property right, notwithstanding the fact that the value of such property right may depend upon electricity usage or the performance of certain services.

26.	Pursuant to RSA 369-B:6, II, the State of New Hampshire has pledged, contracted and agreed with the owners of the RRB Property and holders of and trustees for RRBs that neither the State, nor any of its agencies, including the Commission, will limit, alter, amend, reduce or impair the RRB Charge, RRB Costs, RRB Property, this Finance Order or any rights hereunder or thereunder, or ownership thereof or security interest therein, until the RRBs, including all principal, interest, premium, costs and arrearages thereon, are fully met and discharged, unless adequate provision is made by law for the protection of the owners, holders and trustees.

27.	The RRB Charge imposed, and the RRB Property established, pursuant to this Finance Order will be irrevocable, and the prohibition established in RSA 369-B:3, II against any rescission, alteration, or amendment of this Finance Order or the taking of any other action, directly or indirectly, to revalue or revise the RRB Charge or the RRB Costs will be binding upon the Commission and any successor thereto and is reasonable and will enhance and facilitate the expeditious transition to competition, choice for retail customers, and reductions in electric rates for all consumer classes consistent with the near term rate relief principle of RSA 374-F:3, XI, without creating any debt or obligation of the State or other adverse impacts upon the State's finances or credit rating.

28.	The owner of the RRB Property will have the right to recover an aggregate amount equal to the Total RRB Payment Requirements until the RRBs (or any refunding RRBs authorized by the Commission) have been discharged in full through continued assessment, collection, and remittance of RRB Charges from all retail customers taking retail electric service.

Findings Regarding the SPE and the Sale of the RRB Property to the SPE

29.	The organization and capitalization of the SPE in accordance with the
Transaction Description and the PSNH Testimony or as may be required by the rating agencies and tax authorities is reasonable, and will enhance and facilitate the expeditious transition to competition, choice for retail customers, and reductions in electric rates for all consumer classes consistent with the near-term rate relief principle of RSA 374-F:3, XI, and will enable the RRBs to receive the highest investment ratings and therefore be issued at the lowest possible cost under then-current market conditions.

30.	The SPE is a "financing entity" within the meaning of RSA 369-B:2, VI.

31.	The sale and transfer of the RRB Property to the SPE pursuant to this
Finance Order is reasonable. In accordance with RSA 369-B:6, V, the sale and transfer of the RRB Property by PSNH to the SPE pursuant to this Finance Order shall be treated as an absolute transfer of all of PSNH's right, title, and interest, as in a legal true sale, and not as a pledge or other financing, of the RRB Property, in each case notwithstanding the following, which are hereby determined not to affect such absolute transfer and legal true sale: (i) any contrary treatment of such transfer for accounting, tax or other purposes, (ii) certain indemnities (including mandatory redemption or repurchase obligations related thereto) provided for in the RRBs or in the RRB transaction documents, (iii) PSNH's collection of RRB Charges pursuant to the Servicing Agreement authorized by this Finance Order, or (iv) PSNH's providing any credit enhancement to the SPE as described in the PSNH Testimony.

32.	PSNH's application of the proceeds from the sale of the RRB Property to the SPE and the capital structure and capitalization ratios for PSNH resulting from such application, as described in the PSNH Testimony, are reasonable and are reasonably required to enable PSNH to supply reliable electric service in the future to New Hampshire ratepayers and its economy.

Findings Regarding Related Agreements and Accounting and Collections

33.	The terms of the Servicing Agreement, including but not limited to the annual Servicing Fee, the Administration Agreement, including but not limited to the Administration Fee, and other agreements and documents required to be executed by PSNH and the SPE to consummate the RRB Transaction and to implement this Finance Order, as described in the Transaction Description and the PSNH Testimony, are reasonable.

34.	Based upon PSNH's accounting and billing information systems capabilities, the proposed billing, collection and remittance of actual RRB Charges is reasonable. To the extent estimation of RRB Charge collections is required for remittance to the SPE, such estimation methodology will be subject to rating agency approval and, prior to the issuance of RRBs, the oversight of the State Treasurer.

35.	The RRB Charge billing, collection, and remittance procedures imposed upon any successor Servicer, or any approved TPS, are commercially reasonable and comply with the provisions of RSA 369-B:4, IV.

36.	PSNH's plan to account for, and ultimately credit to ratepayers, any amounts remaining in the Collection Account, with the exception of the amount remaining in the Capital Subaccount, after the RRBs are paid in full and the Total RRB Payment Requirements have been discharged is reasonable and is in accordance with RSA Chapter 369-B.

Findings Required by RSA 369-B:3, IV(b)

37.	 The RRBs authorized by this Finance Order are consistent with the
Settlement Orders.

38.	This Finance Order is consistent with the conditions set forth in RSA
369-B:3, IV(b).

39.	This Finance Order satisfies the conditions and requirements of RSA 369-
B:3, IV and the other requirements of RSA Chapter 369-B.

40.	PSNH satisfactorily committed in writing by June 30, 2000 to all of the conditions set forth in RSA 369-B:3, IV(b), including those regarding customer savings included in RSA 369-B:3, IV(b)(3).

Findings Regarding Investment in NU Money Pool

41.	It is in the public interest to permit PSNH to invest in the Northeast
Utilities ("NU") Money Pool once the write-offs associated with the Conformed Settlement Agreement have been taken. However, if the Conformed Settlement Agreement is terminated, it is in the public interest for such restriction to remain in effect until such time as the Commission orders otherwise. Accordingly, it is in the public interest for the restriction on such investment that was extended by the Commission in PSNH's most recent financing case, Docket No. DE 00-016, in Order No. 23,416, issued March 1, 2000, to terminate upon the taking of such write-offs.

Findings Regarding Application of Restructuring Payments by NAEC

42.	Utilizing the proceeds received from PSNH in connection with the restructure of the Seabrook Power Contract, it is in the public interest to permit NAEC to repay up to $135 million in First Mortgage Bonds and up to $200 million in Term Notes to most efficiently reduce its costs, and to issue a dividend to NU or repurchase NAEC common stock from NU.

ORDERS AND APPROVALS

PSNH respectfully requests that the Commission include in the Finance Order the following Orders and Approvals. Capitalized terms used in this Attachment C and not otherwise defined are used as defined in the Transaction Description attached as Attachment A to the accompanying Motion.

Overall Approval

1.	PSNH is authorized to consummate the RRB Transaction upon the authority granted in this Finance Order without further action or order by this Commission.

2.	The issuance of this Finance Order, the implementation of the securitization and the consummation of the RRB Transaction are consistent with the public good, will result in benefits to retail customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA 369-A:1, X, with RSA 369-A:1, XI and with RSA Chapter 369-B, will permit any RRBs issued pursuant to the RRB Transaction to be traded at favorable rates on the existing securitization market in accordance with 1999 N.H. Laws 289:3, I, which the Commission interprets to mean sold at favorable rates into the capital markets, and are hereby approved. This Finance Order is approved under the authority of and issued pursuant to RSA Chapter 369-B.

3.	The terms of this Finance Order shall be construed consistently with the provisions of RSA Chapter 369-B.

4.	This Finance Order and the RRB Charge authorized to be imposed and collected pursuant to this Finance Order shall be irrevocable and neither this Commission nor any successor thereto shall take any action to rescind, alter or amend this Finance Order or otherwise to, directly or indirectly, revalue or revise for ratemaking purposes the RRB Costs, or the costs of providing, recovering, financing, or refinancing the RRB Costs, determine that such RRB Charge is unjust or unreasonable, or in any way reduce or impair the value of the RRB Property either directly or indirectly by taking such RRB Charge (other than the portion of such RRB Charge constituting a servicing fee payable to PSNH) into account when setting other rates for PSNH, nor shall the amount of revenues arising with respect to the RRB Charge be subject to reduction, impairment, postponement or termination.

Approval Regarding the Establishment of the RRB Costs

5.	The establishment of the $573 million of PSNH's costs, as detailed in this Finance Order and described in the Transaction Description and the PSNH Testimony and approved in the Settlement Orders(8) as "RRB Costs" within the meaning of RSA 369-B:2, XIV, including but not limited to the up-front and ongoing transaction costs, the cost of any credit enhancement associated with the RRB Transaction, the cost of any swap agreement or hedge transaction related to the RRBs, and any other fee, cost or expense in respect of the RRBs as described in the Transaction Description and the PSNH Testimony, is reasonable, consistent with the public good, and is hereby approved.

Footnote 8
	See supra notes 1, 2, 4 and 5 and accompanying text.


Approvals Regarding the RRB Charge

6.	The RRB Charge to be established, adjusted, maintained and collected from all retail customers taking retail electric service during the term that the RRBs are outstanding in accordance with the terms of the Conformed Settlement Agreement, the Settlement Orders, RSA Chapter 369-B, the Transaction Description, the Findings and the PSNH Testimony is just and reasonable and is hereby approved.

7.	The initial RRB Charge, as determined in accordance with the Transaction
Description and the PSNH Testimony, as modified by the Settlement Orders and RSA Chapter 369-B, and to be filed in the Issuance Advice Letter, substantially in the form of Attachment MAE-1 to the Englander Testimony, is just and reasonable and is hereby approved. Such initial RRB Charge will be effective upon such filing.

8.	The procedures and methodologies set forth in this Finance Order for adjusting the RRB Charge during the term that the RRBs are outstanding, as described in the Transaction Description and the PSNH Testimony, comport with the terms of RSA Chapter 369-B, are just and reasonable and are hereby approved.

9.	The procedures and methodologies set forth in this Finance Order for ensuring that the RRB Charge is collected from all retail customers that obtain retail electric service from other electricity service providers, as described in the Transaction Description and the PSNH Testimony, are just and reasonable and are hereby approved.

10.	The procedures and methodologies set forth in this Finance Order to establish charges for retail customers that purchase or otherwise obtain back-up, maintenance, emergency or other delivery or energy service, and for allocating such charges between the RRB Charge and other rates and charges, as described in the Transaction Description and the PSNH Testimony, are reasonable, and such charges are just and reasonable, and such procedures, methodologies and charges are hereby approved.

11.	The SCRC, averaged over all customers (including the RRB Charge), will not exceed 3.40 cents/kWh.

Approvals Regarding the Issuance of the RRBs

12.	Subject to paragraph 14 below, the issuance of the RRBs substantially in accordance with the Transaction Description and the PSNH Testimony, including but not limited to the terms and amounts of the RRBs, the expected and legal final maturities of the RRBs of up to 12 and 14 years respectively, the up-front and ongoing transaction costs expected to be incurred in issuing the RRBs, the costs of any credit enhancements, and the uses of the proceeds from the issuance of the RRBs, is reasonable and consistent with the public good, and is hereby approved.

13.	Subject to paragraph 14 below, the final terms and conditions of the
RRBs authorized by this Finance Order, including but not limited to the schedule of principal amortization, credit enhancement, frequency of principal or interest payments, the interest rates on the RRBs and manner of setting such interest rates (fixed or variable), redemption features, the manner of sale of the RRBs, the number and determination of credit ratings and all other terms and conditions of the RRBs, the approval of final transaction documents, and certain up-front and ongoing transaction costs as set forth in the PSNH Testimony, shall, to the extent consistent with the provisions of this Finance Order, be determined by PSNH at the time RRBs are priced and after input from the rating agencies, tax authorities, the underwriters, and the State Treasurer. This procedure for issuing the RRBs, based on current market conditions and directed to achieve the lowest all-in cost possible, including the filing of the Issuance Advice Letter, in accordance with this Finance Order is reasonable and consistent with the public good, and is hereby approved.

14.	PSNH is authorized to consummate the issuance of the RRBs in one or more series upon such terms as may be established by or on behalf of PSNH at the time of issuing such securities, so long as (a) the all-in cost of the RRBs, calculated in accordance with Exhibit 1 attached to this Finance Order, is at least 100 basis points less than PSNH's Pre-Tax Revenue WACC (as defined in Exhibit 2 attached to this Finance Order) as of the date that the RRBs are priced, and (b) the weighted average life of all series of RRBs, calculated in accordance with Exhibit 3 attached to this Finance Order, is not less than 5 years and not more than 10 years.

15.	The determinations by PSNH concerning the final terms and conditions of the RRBs shall be subject to the oversight of the State Treasurer. PSNH shall cooperate with the State Treasurer and her advisers throughout the entire process of issuing the RRBs, including but not limited to providing the State Treasurer and her advisers with drafts of all documents pertaining to the issuance of the RRBs and an opportunity to comment on such documents as well as such other information and materials as the State Treasurer or her advisers may reasonably request.

16.	If at any time (but not later than two business days prior to the closing for the RRBs) the State Treasurer concludes that PSNH has failed to exercise fiscal prudence or to achieve the lowest overall cost for the RRBs, the State Treasurer shall promptly notify PSNH in writing of such conclusion (the "State Treasurer's Conclusion"). Such written notice shall include in reasonable detail the basis for the State Treasurer's Conclusion. Such notification by the State Treasurer to PSNH shall not suspend the effectiveness of this Finance Order.

17.	If the State Treasurer (i) shall have delivered to PSNH a written notice pursuant to paragraph 16 above and (ii) concludes that PSNH caused the RRBs to be issued without adequately addressing the State Treasurer's Conclusion, the State Treasurer may, within 90 days after RRB issuance, file with the Commission a written report to such effect. Such written report shall include in reasonable detail the basis for the State Treasurer's Conclusion. Such filing by the State Treasurer with the Commission shall not suspend the effectiveness of this Finance Order.

18.	Upon receipt of a written report from the State Treasurer delivered pursuant to paragraph 17 above, the Commission may conduct such further proceedings as it deems appropriate to determine if, as a result of PSNH's failure to adequately address the State Treasurer's Conclusion, PSNH failed to exercise fiscal prudence or to achieve the lowest overall cost for the RRBs. If the Commission so determines that, as a result of such failure, PSNH failed to exercise fiscal prudence or to achieve the lowest overall cost for the RRBs, the Commission may reduce Part 3 of the SCRC by the Present Value (as defined in the Conformed Settlement Agreement) of the excess costs, if any, that the Commission determines were incurred as a result of such failure. Such further proceedings shall not suspend the effectiveness of this Finance Order.

19.	In accordance with RSA 369-B:5, IV and VI, RRBs issued pursuant to this
Finance Order will be treated as notes or bonds of a political subdivision of the State for purposes of the interest and dividends tax imposed under RSA Chapter 77, but will not constitute a debt or liability of the State or of any political subdivision thereof, and will not constitute a pledge of the full faith and credit of the State or any of its political subdivisions. In accordance with RSA 369-B:5, V, the issuance of RRBs pursuant to this Finance Order will not in any way obligate the State or any political subdivision thereof to make appropriations for their payment.

Approvals Regarding the Establishment of the RRB Property

20.	The creation and establishment for the benefit of PSNH (or any assignee in accordance with the terms of this Finance Order) of the RRB Property, are consistent with the public good, are just and reasonable, and are hereby approved. Such RRB Property will be "RRB Property" within the meaning of RSA 369-B:2, XV, and will be entitled to all treatment and rights accorded to RRB Property under RSA Chapter 369-B.

21.	The RRB Property established by this Finance Order will represent a continuously existing current and irrevocable vested property right in accordance with the provisions of RSA 369-B:6, I for all purposes, including for the purpose of contracts relating to or securing the RRBs, whether or not the revenues and proceeds arising with respect to the RRB Charge have accrued at the time of this Finance Order, and will include, without limitation, the right, title, and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from or constituting (a) the RRB Costs established by this Finance Order including such amounts established in the Issuance Advice Letter, (b) the RRB Charge authorized by this Finance Order including the initial RRB Charge set forth in the Issuance Advice Letter as may be adjusted from time to time in order to generate amounts sufficient to discharge an amount equal to the sum of the Periodic RRB Payment Requirements, for the period which such RRB Charge will be billed, as found and authorized herein, and (c) all rights to obtain periodic adjustments and non-routine adjustments to the RRB Charge in accordance with the True-Up Mechanism.

22.	The RRB Property created and established by this Finance Order will constitute a current and irrevocable vested property right of the owner thereof or its assignee or transferee, which continuously exists for all purposes with all of the rights and privileges of RSA Chapter 369-B until the owner or its assignee or transferee has received RRB Charges sufficient to discharge the Total RRB Payment Requirements in full. Such property right may not be limited, altered, amended, reduced, or impaired by any subsequent actions of the State, any of its agencies, including the Commission, PSNH or any third party, and shall, to the fullest extent permitted by law, be enforceable against PSNH, its successors and assigns, and all other third parties, including judicial lien creditors, claiming an interest therein by or through PSNH or its successors or assigns. Nothing in this paragraph shall preclude such limitation, alteration, amendment, reduction, or impairment if and when adequate provision shall be made by law for the protection of the owner of the RRB Property or its assignee or transferee.

Approvals Regarding the Establishment of the SPE

23.	The establishment of a bankruptcy-remote SPE in accordance with the
Transaction Description, to which the RRB Property subject to this Finance Order is to be sold, is consistent with the public good and is hereby approved.

24.	The initial capitalization by PSNH of the SPE, in accordance with the
Transaction Description and the PSNH Testimony or as may be required by the rating agencies and tax authorities and subject to prevailing market conditions at the time the RRBs are priced and input from the State Treasurer, is consistent with the public good, and is hereby approved.

Approvals Regarding the Sale and Assignment of the RRB Property

25.	The sale or assignment, without recourse, by PSNH of all of its right, title and interest in the RRB Property to the SPE, and the acquisition of such RRB Property by the SPE, in accordance with the Transaction Description and the PSNH Testimony is consistent with the public good and is hereby approved.

26.	The sale by PSNH of the RRB Property to the SPE in accordance with the
Transaction Description will be pursuant to and governed by RSA 369-B:6, III and V, and accordingly will be treated as an absolute transfer of all of PSNH's rights, title, and interest, as a legal true sale, and not as a pledge or other financing, of the RRB Property, in each case notwithstanding the following, which are hereby determined not to effect such absolute transfer and legal true sale: (i) any contrary treatment of such transfer for accounting, tax or other purposes, (ii) certain indemnities (including mandatory redemption or repurchase obligations related thereto) provided for in RRBs or in the RRB Transaction Documents, (iii) PSNH's collection of the RRB Charge pursuant to the Servicing Agreement authorized by this Finance Order, or (iv) PSNH's providing any credit enhancement to such SPE as described in the Transaction Description and the PSNH Testimony.

27.	Upon the effectiveness of the sale and assignment of the RRB Property, the SPE, as owner of the RRB Property, and the holders of the RRBs, or any trustee acting therefor, will be entitled to rely on and shall be entitled to the benefit of the pledge, contract and agreement of the State of New Hampshire set forth in RSA 369-B:6, II, and the SPE is hereby authorized to include this pledge, contract, agreement and acknowledgement of the State in any contracts with current or prospective holders, or any trustee therefor, of the RRBs, or in any documentation relating to the RRBs.

28.	Upon the effectiveness of the sale and assignment of the RRB Property,
(i) the SPE shall have all of the rights originally held by PSNH with respect to such RRB Property, including, without limitation, the right to exercise any and all rights and remedies, including the right to authorize the Servicer to disconnect service (including backup service) to the extent permitted by RSA 369-B:4, IV, and applicable regulations, to assess and collect any amounts payable by any customer in respect of such RRB Property, notwithstanding any objection or direction to the contrary by PSNH, as initial Servicer, or any successor Servicer, and (ii) any payment by any customer to the SPE shall discharge such customer's obligations in respect of such RRB Property to the extent of such payment, notwithstanding any objection or direction to the contrary by the Servicer.

29.	Upon the effectiveness of the sale and assignment of the RRB Property,
PSNH or any successor Servicer shall not be entitled to recover RRB Charges other than for the benefit of the holders of the RRBs in accordance with PSNH's duties as Servicer of such RRB Property as authorized by this Finance Order.

Approvals Regarding the Establishment of a Statutory Security Interest in the RRB Property

30.	Pursuant to RSA 369-B:7, VIII, there shall exist a statutory first priority lien on all RRB Property then existing or thereafter arising pursuant to the terms of this Finance Order. The establishment of such lien in accordance with RSA Chapter 369-B is consistent with the public good, and is hereby approved.

31.	Such lien shall secure all obligations, then existing or subsequently arising, to the holders of RRBs, the trustee or representative for such holders and the SPE and shall arise by operation of law automatically without any action on the part of PSNH or any other person. Such lien shall be valid, perfected, and enforceable upon the effectiveness of this Finance Order without any further public notice. PSNH does expect to file financing statements with respect to the RRB Property which will constitute a protective filing pursuant to RSA 369-B:7, VIII. If the RRB Property subject to this Finance Order is transferred and sold to more than one SPE, any collections in respect of the undivided beneficial interests in RRB Charges related to such RRB Property will be allocated pro rata among such undivided beneficial interests to give effect to the pari passu first priority statutory liens on the SPE's portion of the RRB Property subject to this Finance Order.

32.	The pledge by the SPE of all of its interest in the RRB Property and the
Other SPE Collateral, to secure RRBs issued in connection with such pledge, is consistent with the public good and is hereby approved.

Approvals Regarding Third Party Suppliers

33.	Any TPS that may be permitted to collect RRB Charges shall (i) meet the creditworthiness criteria to be established by the Commission and, at a minimum, the criteria set forth and approved in this Finance Order; and (ii) comply with the billing, collection and remittance procedures and information access requirements set forth in the PSNH Testimony and such other procedures contained in the RRB Transaction documents as the rating agencies may require.

34.	The Commission will not authorize a TPS to bill and collect the RRB
Charge for remittance to PSNH as Servicer (or any successor Servicer), unless
(i) such TPS agrees to remit the full amount of RRB Charges it bills to retail customers, regardless of whether payments are received from such retail customers, within 15 days of its or PSNH's (or any successor Servicer's) bill for such charges, (ii) such TPS shall provide PSNH (or any successor Servicer) with total monthly kWh usage information in a timely manner for the Servicer to fulfill its obligations, as such information is the basis of such remittance, and (iii) PSNH (or any successor Servicer) will be entitled, within seven days after a default by the TPS in remitting any RRB Charges billed, to assume responsibility for billing all charges for services provided by PSNH (or any successor Servicer), including the RRB Charges, or to switch responsibility to a third party. In addition, if and so long as such TPS does not maintain at least a "triple-B" long-term unsecured credit rating from Moody's Investors Service or Standard & Poor's Rating Services, such TPS shall maintain, with the Servicer or as directed by the Servicer, a cash deposit or comparable security equal to one month's maximum estimated collections of RRB Charges, as agreed upon by PSNH (or any successor Servicer) and the TPS. In the event of a default in the remittance of RRB Charges by a TPS, such amount will be included in the periodic adjustment of the RRB Charge as described in the PSNH Testimony.

Approval Regarding Swap and Hedge Transactions

35.	Subject to paragraph 14 above, the implementation of swap agreements or other hedge transactions in connection with the RRBs consistent with the Transaction Description and the PSNH Testimony is consistent with the public good and is hereby approved. Interest payments made to a counterparty of a swap agreement or hedge transaction, and the costs of implementing such transaction, shall constitute "RRB Costs" within the meaning of RSA 369-B:2, XIV, shall be calculated in and recovered through the RRB Charge, and shall be entitled to all the rights and protections under this Finance Order and RSA Chapter 369-B as other RRB Costs, just as if the RRBs were fixed rate instruments and these amounts were directly due to holders of the RRBs.

Approvals Regarding Servicing and Collection Procedures, and Accounts

36.	The Servicing Agreement, substantially consistent with the description of such agreement in the Transaction Description and the PSNH Testimony, under which PSNH will agree to continue to operate its distribution system to provide service to retail customers, to bill and collect RRB Charges for the benefit and account of such SPE or its assigns, and to account for and remit these amounts to or for the account of such SPE or its assigns, including the amount of the Servicing Fee imposed thereunder, is reasonable and consistent with the public good, and is hereby approved. Pursuant to RSA 369-B:6, IV, PSNH shall enter into the Servicing Agreement, and any successor Servicer shall be required to enter into a similar Servicing Agreement.

37.	The RRB Charge billing, collection and remittance procedures, as described in the Transaction Description and the PSNH Testimony, subject to rating agency approval to the extent estimation of RRB Charge collections is required, are reasonable, consistent with the public good and are hereby approved.

38.	In the event of a default by a Servicer in remittance of RRB Charges, the Commission will, in accordance with RSA 369-B:7, VI and VIII, upon application by (i) the trustee or holders of the RRBs, (ii) the trustee for the SPE or its assignees, or (iii) pledgees or transferees of the RRB Property, order the sequestration and payment to or for the benefit of the pledgees or transferees of the revenues arising with respect to the RRB Property.

39.	In the event of a default by a Servicer under any Servicing Agreement with respect to RRBs, the SPE or the trustees or representatives of the holders of RRBs may appoint a successor Servicer for the RRB Property, subject to the approval of the Commission, who shall promptly assume billing responsibilities for RRB Charges. The Commission shall act on an expedited basis within 30 days to approve such successor Servicer. Such successor Servicer shall assume all rights and obligations under RSA Chapter 369-B and this Finance Order as though it were the Servicer at the time such RRBs were issued.

40.	The Servicer will allocate amounts collected from each retail customer on a pro rata basis among the SCRC and the other individual rate components identified in Section V of the Conformed Settlement Agreement. Such amounts so allocated to the SCRC shall, in accordance with the Conformed Settlement Agreement, in turn be allocated pro rata among the RRB Charge, or Part 1 of the SCRC, and to any remaining portion of the SCRC not the subject of a finance order (i.e., Parts 2 and 3 of the SCRC, as described in the Conformed Settlement Agreement).

41.	A successor Servicer may not replace PSNH as Servicer in any of its servicing functions with respect to the RRB Charge and the RRB Property authorized by this Finance Order unless (i) such replacement is requested by RRB holders, (ii) such replacement will not cause the then current credit ratings on RRBs to be withdrawn or downgraded, or (iii) the successor Servicer is the successor to PSNH's distribution system.

42.	Regardless of who is responsible for billing of the RRB Charge, the RRB
Charge will be assessed against and collected from all PSNH's retail customers taking retail electric service. Any retail customer will continue to be responsible for payment of the RRB Charge billed, but not yet remitted, to the Servicer to the extent such customer has not paid the RRB Charge billed to it.

43.	In the event of a failure of any retail customer to pay the RRB Charge, the Servicer or any approved TPS is authorized to disconnect retail electric service to such customer in accordance with RSA 369-B:4, IV and applicable regulations.

44.	PSNH, as initial Servicer, or any successor Servicer, shall be entitled to an annual Servicing Fee. The Commission approves the Servicing Fee as follows: As initial Servicer, PSNH will be paid a Servicing Fee equal to 0.25% of the outstanding principal balance of the RRBs, which fee will be included in the calculation of the RRB Charge. A successor Servicer will be paid a Servicing Fee equal to no more than 1.5% of the outstanding principal balance of the RRBs, if such successor Servicer is not billing the RRB Charge in conjunction with other charges. If the successor Servicer is billing the RRB Charge in conjunction with other electric service charges, then the Servicing Fee payable to such successor Servicer will be 0.25% of the outstanding principal balance (equal to the fee payable to PSNH as initial Servicer).

45.	PSNH, as initial Servicer, may not voluntarily resign its duties as
Servicer without prior written approval of the Commission. In any event, PSNH shall not resign as Servicer if such resignation would result in the reduction or withdrawal of the credit rating for the RRBs.

46.	The establishment and procedures for maintenance of the Collection
Account, the General Subaccount, the Capital Subaccount, and the Reserve Subaccount in accordance with the Transaction Description and the PSNH Testimony are reasonable, consistent with the public good and are hereby approved.

47.	Any amounts accounted for in the Reserve Subaccount, which represent collections in excess of the fully funded credit enhancement reserves, at the time that PSNH calculates a periodic RRB Charge adjustment, will be incorporated in such adjustment, in accordance with RSA 369-B:4, III. PSNH, as initial Servicer (or any successor Servicer), shall account for, and ultimately credit to retail customers, any amounts remaining in the Collection Account after the RRBs are paid in full, such as any overcollateralization amounts, including interest earnings thereon, or RRB Charge collections that remain after the Total RRB Payment Requirements have been discharged. Such amounts will be released to the SPE, upon retirement of the RRBs and discharge of the Total RRB Payment Requirements. These amounts will be credited to retail customers through a subsequent ratemaking proceeding.

Approval Regarding Municipalization

48.	Pursuant to RSA 369-B:4, VIII, in the event of the municipalization of a portion of PSNH's service territory, the Commission shall, in matters over which the Federal Energy Regulatory Commission does not have jurisdiction, or has jurisdiction but chooses to grant jurisdiction to the State, determine, to a just and reasonable extent, the consequential damages such as stranded investment in generation, storage, or supply arrangements resulting from the purchase of plant and property from PSNH and RRB costs, and shall establish an appropriate recovery mechanism for such damages. Any such damages shall be established, and shall be allocated between the RRB Charge and PSNH's other rates and charges, in a just and reasonable manner.

Approval Regarding Administration Agreement

49.	The Administration Agreement, substantially consistent with the description of such agreement in the Transaction Description and the PSNH Testimony, under which PSNH shall perform administrative services and provide facilities for the SPE to ensure that it is able to perform such day-to-day operations under the RRB Transaction documents, including the amount of the Administration Fee (which shall be an annual amount not to exceed 0.01% of the original principal balance of the RRBs and which will be included in the calculation of the RRB Charge), is reasonable and consistent with the public good, and is hereby approved.

Approval Regarding Financial Accounting Treatment

50.	The financial accounting treatment proposed by PSNH for the RRBs and the
RRB transaction, as described in the Transaction Description and the PSNH Testimony, is reasonable, consistent with the public good, and is hereby approved.

Approvals Regarding Reports

51.	At least three business days in advance of the RRB issuance, PSNH shall file with the Commission, for informational purposes, an Issuance Advice
Letter setting forth the final structural details of the RRBs, including the repayment terms (in accordance with the expected amortization schedule), the initial RRB Charge, the amount necessary for credit enhancement, the identification of the SPE, and the transaction costs of issuance. Such filing shall not be a condition to the effectiveness of this Finance Order or the issuance of the RRBs.

52.	Within 90 days following the RRB issuance, and within 60 days of the end of each fiscal quarter thereafter until the proceeds have been applied in full, PSNH shall file with the Commission a report showing the use of RRB proceeds in compliance with this Finance Order. Such filing shall not be a condition to the effectiveness of this Finance Order or the issuance of RRBs.

Approval Regarding Conditions Required Under RSA 369-B:3, IV(b)

53.	In accordance with RSA 369-B:3, IV(b), this Finance Order is subject to the following conditions:

	(1)	(A)	From Competition Day until initial transition service end day
(as defined in RSA 369-B:2, VII), PSNH shall supply transition service and default service in its retail electric service territory.  After initial transition service end day, any provider or providers of transition service shall have been chosen through a competitive bid process, administered by the
Commission, to provide such service.  The Commission may, if it finds it to be in the public interest, divide the competitive bid process into multiple categories or multiple competitive bids;

		(B)	(i)	Transition service for residential customers, street
lighting customers, and general delivery service rate G customers shall be available until 24 months after initial transition service end day.  From
Competition Day until initial transition service end day, the price of transition service for these customers shall be $0.044 per kilowatt-hour.
From initial transition service end day to 12 months after initial transition service end day, the price of transition service for these customers shall be
$0.044 per kilowatt-hour, or the competitively bid price for transition service, whichever is less.  From 12 months after initial transition service end day to 24 months after initial transition service end day, the price of transition service for these customers shall be $0.046 per kilowatt-hour, or the competitively bid price for transition service for these customers, whichever is less.  If the competitively bid price exceeds these fixed prices, the differences shall be reconciled for these customers in the manner prescribed in the Original Settlement Agreement;

			(ii)	At the end of the transition service period, up to 25
percent of the residential customers, street lighting customers, and general delivery service rate G customers who have not chosen a competitive supplier may be assigned randomly to registered competitive suppliers other than the transition service supplier or suppliers, if the Commission finds such random assignment to be in the public interest.  The Commission shall develop procedures and regulations for this assignment process.  Any random assignment must be affirmatively approved by an individual customer;

		(C)	Transition service for all other customers shall be available until 12 months after initial transition service end day. From Competition
Day to initial transition service end day, the price of transition service for these customers shall be $0.044 per kilowatt-hour.  From initial transition service end day to 12 months after initial transition service end day, the price of transition service for these customers shall be the competitively bid price for transition service;

		(D)	Any difference between the price of transition service from
Competition Day to initial transition service end day and PSNH's actual, prudent and reasonable costs of providing such power shall first be separated between the 2 groups of customers described in RSA 369-B:3, IV(b)(1)(B) and
(b)(1)(C), used first to offset any differences described in RSA 369-B:3,
IV(b)(1)(B), and the net then reconciled for each group of customers either by changing the Recovery End Date, or by decreasing the SCRC, as the
Commission finds to be in the public interest;

		(E)	The Commission shall retain the authority to reject any or all bids for transition service at its sole discretion if it finds such action to be in the public interest.  Except as specifically provided in this section, the Commission shall not accept any bid or implement any pricing strategy for transition service that creates any deferrals;

		(F)	The selection of a provider or providers of default service
prior to 24 months after initial transition service end day may be combined with the selection of a provider or providers of transition service to the extent that the Commission finds it to be in the public interest;

	(2)	No amount shall be securitized which was not listed as part of the
$688,000,000 proposed for securitization in the First Settlement Order, as reduced by any subsequent amortization;

	(3)	Customer savings shall be not less than the total amount of
$450,000,000, excluding savings from rate reduction financing and merger savings, including the $367,000,000 contained in the Original Settlement Agreement, and the $6,200,000 resulting from the settlement of issues pertaining to New Hampshire Electric Cooperative, Inc. A commitment by PSNH to all of the following actions shall be deemed to satisfy this condition:

		(A)	PSNH shall credit customers with the higher return associated with accumulated deferred income taxes (ADITs) as proposed in PSNH's May 1,
2000 filing;

		(B)	PSNH shall credit customers with the value derived from using its own assets to provide transition service for a period of 9 months;

		(C)	PSNH shall extend from 30 months to 33 months the period
during which the delivery service charge, exclusive of Hydro Quebec transmission support payments, is fixed at 2.8 cents per kilowatt-hour;

		(D)	PSNH shall absorb the first $7,000,000 of difference of costs that results in the event that transition service costs during the 12 months following the initial transition service end day exceed the transition service price for that 12 months, as provided in RSA 369-B:3,IV(b)(1)(B)(i);

		(E)	PSNH shall reduce the maximum amount of necessary and prudent costs associated with the issuance of and closing on the securitization financing and any premiums associated with the retirement of debt and preferred stock from these proceeds that may be recovered from $17,000,000 to
$15,000,000.  PSNH shall include in its costs the first $700,000 of the costs of the office of the state treasurer related to reviewing and issuing the
RRBs;

		(F)	PSNH agrees to move the Recovery End Date to 1 month earlier than it would otherwise be; and

		(G)	PSNH agrees that if Competition Day has not occurred by
October 1, 2000, then effective October 1, 2000 PSNH shall temporarily reduce its current effective total rates (base rates plus FPPAC rates) by 5 percent across the board until either Competition Day or April 1, 2001, whichever occurs earlier.

	(4)	In the event that PSNH or its parent company is acquired or
otherwise sold or merged:

		(A)	Such merger, acquisition, or sale shall be subject to the
jurisdiction of the Commission under RSA Chapter 369, RSA Chapter 374, RSA Chapter 378 or other relevant provisions of law, and the merger, acquisition, or sale shall be approved only if it is shown to be in the public interest;

		(B)	In recognition of the extraordinary benefits provided to PSNH from rate reduction financing, should PSNH or its parent company be acquired or otherwise sold or merged, such merger, acquisition or sale shall be subject to the jurisdiction of the Commission under the standard set forth in the Original Settlement Agreement.  The Commission may approve such a merger if such approval results in the receipt by PSNH customers of a just and reasonable amount of the cost savings that result from such merger, acquisition or sale.

		(C)	No acquisition premium paid by an acquiring company for the
assets or securities of any acquired company, resulting from any such merger, acquisition or sale, may in any way increase rates at any time from what they would have been without the acquisition premium;

	(5)	The delivery service charge, exclusive of the Hydro Quebec
transmission support payments, shall be fixed for a period of 33 months from Competition Day at $0.028 per kilowatt-hour;

	(6)	The total system benefits charge shall be fixed at $0.002 per kilowatt-hour for 33 months from Competition Day divided between low-income assistance and energy efficiency/conservation programs. In the event that the Commission finds that a significant amount of unencumbered dollars have accumulated in either program, and are not needed for program purposes, the Commission shall refund such unencumbered dollars to ratepayers in a timely manner;

	(7)	All currently existing opportunities shall be continued for retail customers to generate or acquire electricity for their own use, other than through retail electric service, without an exit fee;

	(8)	To the maximum extent allowed by federal law, non-discriminatory, open access to PSNH's transmission system shall be available to customers, electricity suppliers, marketers, aggregators, and municipal electric utilities, with charges based only on rates set by federal regulations, plus the actual cost of service for any services not subject to federal price regulation plus, for retail customers, applicable SCRCs, RRB Charges, systems benefit charges, and taxes;

	(9)	The SCRC, averaged over all customers, shall not exceed $0.0340 per kilowatt-hour.  Any changes in the delivery service charge, SCRC, transition service charge, systems benefit charge, or any other charge between the estimated amounts in the First Settlement Order and 24 months after
Competition Day shall be applied as an equal change in the cost per kilowatt-
hour for all rate classes to which they apply;

	(10)	The Commission shall not order changes in the total rates of customers taking service under special contracts approved pursuant to RSA 378:18 for the duration of those special contracts in effect as of May 1, 2000. Special contract customers selecting option 2 of the Original Settlement Agreement shall have the energy charges under the contract reduced by the initial transition service price;

	(11)	During any sale of electricity generation assets required by this settlement, neither PSNH, nor any affiliate of PSNH, nor any company that would become an affiliate of PSNH if an announced merger, acquisition or sale were to be consummated, may bid for those assets;

	(12)	During any competitive bid process to determine a provider or providers of transition service, or of default service to any customer belonging to a rate class that at the time of service is eligible to receive transition service, neither PSNH, nor any affiliate of PSNH, nor any company that would become an affiliate of PSNH if an announced merger, acquisition or sale were to be consummated, may bid to provide such service;

	(13)	The Commission shall administer the liquidation of any electricity generation assets required to be sold by the settlement. Any sale of assets located in the state of New Hampshire that are administered by the Commission pursuant to this paragraph shall be conducted in this state. The Commission shall select the independent, qualified asset sale specialist who will conduct the asset sale process. PSNH shall be allowed to comment prior to the selection of any such specialist;

	(14)	The Commission shall administer any competitive bid process for transition service or default service required by the settlement;

	(15)	Subject to the approval of the Federal Energy Regulatory
Commission, in the event that the Commission either rejects a proposed sale of Seabrook, or fails to act on such application within 180 days after NAEC's proposed sale application is filed with the Commission, and the failure of the sale is through no fault of NU or PSNH, NAEC's return on equity shall be increased from 7 percent to 150 basis points more than the average 10-year Treasury bond yield for the preceding 6 months, but not less than 7 percent nor more than 11 percent, and then readjusted accordingly at the end of every 6 month period; and

	(16)	This Finance Order shall not be final or effective until PSNH and
NU have agreed to dismiss with prejudice on Competition Day PSNH's and NU's claims and causes of action in all pending litigation associated with the implementation of RSA Chapter 374-F, including civil action No. 97-97-JD (New Hampshire) / 97-121 L (Rhode Island).

Approval Regarding Investment in NU Money Pool

54.	PSNH is authorized to invest in the NU Money Pool once the write-offs associated with the Conformed Settlement Agreement have been taken, and, accordingly, the restriction on such investment that was extended by the Commission in PSNH's most recent financing case, Docket No. DE 00-016, in Order No. 23,416, issued March 1, 2000, shall terminate upon the taking of such write-offs.

Approval Regarding Application of Restructuring Payments by NAEC

55.	Pursuant to Section VIII.K of the Conformed Settlement Agreement, NAEC
is authorized to repay up to $135 million in First Mortgage Bonds and up to $200 million in Term Notes to most efficiently reduce its costs, and to issue a dividend to NU or repurchase NAEC common stock from NU.






EXHIBIT 1
ALL-IN COST(1)
All-in Cost computation:

The all-in cost will be the internal rate of return of the series of cashflows beginning with the initial principal balance, followed by the Periodic RRB Payment Requirement to be paid at each payment date. All computations will be based on a 30/360 day-count convention and semi-annual compounding.

(Formula)

For all-in cost, solve for r.
r 	= all-in cost
p 	= scheduled principal payment
i 	= scheduled interest payment
f 	= overcollateralization (net of interest earnings) and fees and expenses
(excluding servicing fees)
P 	= initial issuance amount
t 	= payment period (which, in the case of the first or last payment period, may be more or less than a full period)
T 	= total number of payment periods
n 	= number of payment periods in a year (e.g. for semiannual payments,
n=2)

Illustrative Example:(2)

Assumptions
Issuance amount:                 $100mm
Issuance date:                   1/1/2000
Final maturity:                  1/1/2004
Payment dates:                   January 1st every year
Coupon:                          7.5% per annum
Overcollateralization (net of interest
earnings) and fees and expenses per
annum (excluding servicing fees):     $0.04mm


Footnote 1
	The method herein for calculating all-in cost is consistent with the Conformed Settlement Agreement, in which the term "All-In Cost" is defined as "The cost of the RRBs, including the coupon rate, any discounts or premiums, ongoing fees, the overcollateralization account, [SPE] expenses, any letter of credit costs, but excluding servicing fees."
Footnote 2
	All numbers are for illustration purposes only.



Principal
Payment      Payment Date          Principal      Principal
Schedule:                       Payment ($mm)   Ending Balance ($mm)
             Issuance date            -           100
              1/1/2001              10             90
              1/1/2002              20             70
              1/1/2003              30             40
              1/1/2004              40              -
               Total              $100

Calculation

                 (t)      (p)      (i)          (f)
Payment          Payment  Principal  Interest   Overcollateralization,
Date             Period   Payment   Payment       Fees, and        (p)+(I)+(f)
                    ($mm)     ($mm)              Expenses ($mm)         ($mm)
1/1/2001           1        10.00     7.50        0.04               17.54
1/1/2002           2        20.00     6.75        0.04               26.79
1/1/2003           3        30.00     5.25        0.04               35.29
1/1/2004           4        40.00     3.00        0.04               43.04
Total                      100.00

(Formula)

Payments are annual so n = 1.

17.54 + 26.79 +35.29 +43.04 -100
_________________________________ = 0
(1+r)1 (1+r)2  (1+r)3  (1+r)4

Solve for r.

All-in cost = r = 7.55%


EXHIBIT 2
PRE-TAX REVENUE WACC

As used in this Finance Order, "Pre-Tax Revenue WACC" shall mean, as of any date, PSNH's "ROR" (rate of return) set forth in its most recent filing with the Commission pursuant to Docket No. IR 90-218, multiplied by the applicable "GRCF" (gross revenue conversion factor) most recently approved by the Commission pursuant to Docket No. DR 97-059, calculated in accordance with the following example:(1)

Calculation of ROR

Capital       3/31/99     3/31/00      Average      %     Embedded   ROR
Structure     Beginning   End of       (000s)              Cost
(Average)     of Period   Period
              (000s)      (000s)

Long Term     $516,485    $516,485     $516,485    39.40%    8.24%    3.25%
Debt
Preferred      75,000     50,000      62,500       4.77%     9.54%   0.46%
Stock Issued
Common Equity  701,652    761,821     731,737     55.83%    9.62%    5.37%
Total       $1,293,137 $1,328,306  $1,310,722     100.00%            9.07%
Capitalization

Calculation of Embedded Cost

Total Cost of Long Term Debt   $42,539   / $516,485    =   8.24%
Preferred Dividends Declared    $5,963   / $ 62,500    =   9.54%
ROE Calculation                $70,396   / $731,737    =   9.62%
                              (Earnings   (Average     (Net Income
                               for Common)  Common        ROE)2
                                            Equity)

Footnote 1
	Although taken from PSNH's actual May 1, 2000 filing with the Commission pursuant to Docket No. IR 90-218, all numbers are for illustration purposes only.
Footnote 2
	The "ROE Calculation" shall equal the lesser of (i) PSNH's actual ROE (as calculated above) and (ii) the 11.00% ROE allowed by the Commission in Docket No. DR 97-059.


Calculation of Pre-Tax Revenue WACC
                                                 Pre-Tax Revenue
                         ROR        GRCF           WACC
Long Term Debt           3.25%      1.0000         3.25%
Preferred Stock Issued   0.46%      1.5489         0.70%
Common Equity            5.37%      1.5489         8.32%

Total                                              12.27%





                                    EXHIBIT 3
                               WEIGHTED AVERAGE LIFE
Weighted Average Life (WAL) computation:

To calculate the WAL of the RRBs, sum the product of each principal payment with the number of days between the corresponding principal payment date and the RRB issuance date (based on a 360-day year and 30-day months). Then, divide this sum by the product of the total principal amount of the RRBs and 360 to calculate the WAL in years.

(Formula)

p 	= scheduled principal payment
d 	= payment date
I 	= issuance date
t 	= payment period (which, in the case of the first or last payment period, may be more or less than a full period)
P	= initial issuance amount
T 	= total number of payment periods
Note: (dt-I) represents days from and excluding issuance date (I) to and including payment date (dt), based on a 360-day year of twelve 30-day months.

Illustrative Example:(1)

Assumptions
Issuance amount:                  $100mm
Issuance date:                    1/1/2000
Final maturity:                   1/1/2010
Payment dates:                    January 1st every year
Principal Payment Schedule:
                           Payment Date       Principal      Principal Ending
                                              Payment ($mm)   Balance ($mm)
                         Issuance date          -                 100
                         1/1/2001               5                  95
                         1/1/2002               5                  90
                         1/1/2003               5                  85
                         1/1/2004               5                  80
                         1/1/2005               5                  75
                         1/1/2006              10                  65
                         1/1/2007              10                  55
                         1/1/2008              15                  40
                         1/1/2009              20                  20
                         1/1/2010              20                   -
                          Total              $100
Footnote 1
	All numbers are for illustration purposes only.


Calculation


                                      (dt - I)Days
                        (p)            Between
            (t)         Principal      Issuance
Payment     Payment     Payment        Date and
Date        Period      ($mm)          Payment Date     pt(dt-I)
1/1/2001    1            5               360             1,800
1/1/2002    2            5               720             3,600
1/1/2003    3            5             1,080             5,400
1/1/2004    4            5             1,440             7,200
1/1/2005    5            5             1,800             9,000
1/1/2006    6           10             2,160            21,600
1/1/2007    7           10             2,520            25,200
1/1/2008    8           15             2,880            43,200
1/1/2009    9           20             3,240            64,800
1/1/2010   10           20             3,600            72,000
Total                  100                             253,800

(Formula) = 7.05 years